SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 9

TiGenix

(Name of Subject Company)

TiGenix

(Name of Person(s) Filing Statement)

Ordinary shares, no nominal value (“Shares”)

American Depositary Shares (“ADSs”), each representing 20 Shares

(Title of Class of Securities)

ISIN BE0003864817 (Shares)

CUSIP 88675R109 (ADSs)

(CUSIP Number of Class of Securities)

An Moonen

General Counsel

Romeinse straat 12, box 2

3001 Leuven, Belgium

+32 16 39 7937

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michael J. Willisch

Davis Polk & Wardwell LLP

Paseo de la Castellana, 41

28046 Madrid, Spain

+34-91-768-9610

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 30, 2018 (together with the Exhibits and the Annex thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by TiGenix, a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law (the “Company” or “TiGenix”). The Schedule 14D-9 relates to a tender offer by Takeda Pharmaceutical Company Limited, a company incorporated under the laws of Japan (the “Offeror” or “Takeda”), to purchase (i) up to 100% of the issued and outstanding ordinary shares with no nominal value of the Company (collectively the “Shares” and each a “Share”) that are held by “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the United States Securities Exchange Act of 1934, as amended), that are not yet owned by the Offeror and its affiliates, and (ii) up to 100% of the outstanding American Depositary Shares of the Company, issued by Deutsche Bank Trust Company Americas acting as depositary, each representing 20 Shares (collectively the “ADSs” and each an “ADS”) from all holders, wherever located, that are not yet owned by the Offeror and its affiliates, for €1.78 per Share, and €35.60 per ADS, payable in the equivalent amount of U.S. dollars for each outstanding ADS determined in the manner described in “Section 2. Acceptance for Payment and Payment for Ordinary Shares and ADSs” of the U.S. Offer to Purchase (as defined below), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated April 30, 2018 (as amended or supplemented from time to time, the “U.S. Offer to Purchase”), and in the related Share Acceptance Letter, the ADS Letter of Transmittal and the Share Withdrawal Letter, as applicable, contained in the Tender Offer Statement on Schedule TO, dated April 30, 2018 and filed by the Offeror with the SEC on April 30, 2018, as amended or supplemented from time to time.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 2. Identity and Background of Filing Person

The disclosure in “Item 2. Identity and Background of Filing Person—(b) Tender Offer.” of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the last paragraph of such section:

“The Second Acceptance Period of the Belgian Offer and the U.S. Offer expired as scheduled on July 3, 2018. As of July 3, 2018, a total of 272,439,858 Shares (including 20,738,900 Shares represented by ADSs) and a total of 12,212,006 Warrants had been validly tendered into the Offers and not withdrawn. As a result, taking into account all Securities owned by the Offeror and its affiliates (including Shares issued on July 2, 2018 as a result of the exercise of Warrants by the Offeror), following settlement of the Securities tendered in the Second Acceptance Period, the Offeror will hold 96.08% of all Shares (including Shares represented by ADSs) and will have acquired 95.76% of the Shares that were the subject of the Offers. Payment for the Shares, Warrants and ADSs validly tendered and not withdrawn in the Second Acceptance Period is currently expected to commence on July 10, 2018.

The conditions for the Squeeze-Out, in accordance with articles 42 and 43 of the Belgian Royal Decree of 27 April 2007 on public takeover bids and article 513 of the Belgian Companies Code, have been met as, following settlement of the Securities tendered in the Second Acceptance Period, the Offeror will own more than 95% of the outstanding Shares (including Shares represented by ADSs) and will have acquired more than 90% of the Shares that were the subject of the Offers.

The Squeeze-Out Period for the Belgian Offer and the U.S. Offer has commenced today, July 6, 2018, at 9:00 a.m. CEST, and 9:00 a.m. EDT, respectively. Holders of Shares, Warrants and ADSs may tender their Shares, Warrants and ADSs into the U.S. Offer during the Squeeze-Out Period, on the terms and conditions as set forth in the U.S. Offer to Purchase, the related Share Acceptance Letter, the related ADS Letter of Transmittal and the related Share Withdrawal Letter.

The Squeeze-Out Period and the related withdrawal rights for the Belgian Offer and the U.S. Offer will expire on July 26, 2018 at 4:00 p.m., CEST, and 10:00 a.m., EDT, respectively. The results of the Squeeze-Out Period are expected to be published in the U.S. on July 31, 2018 via press release and an amendment to the Tender Offer Statement on Schedule TO. Payment for the Securities validly tendered and not withdrawn in the Squeeze-Out Period is currently scheduled for July 31, 2018.

Any Shares (including Shares represented by ADSs) not tendered during the Squeeze-Out Period (including Shares and ADSs withdrawn and not properly re-tendered) will be transferred to the Offeror by operation of Belgian law for the Offer Price at the end of the Squeeze-Out Period. The funds necessary to pay for the Offer Price of such untendered Shares will be deposited with the Belgian Bank for Official Deposits (Deposito- en Consignatiekas / Caisse des dépôts et consignations) in favor of the holders of Shares (including Shares represented by ADSs) who did not previously tender into the Squeeze-Out.

Following the Squeeze-Out, the Company will become a wholly owned subsidiary of the Offeror and the Shares will be automatically delisted from Euronext Brussels. The Company also intends to delist the ADSs from the Nasdaq Global Select Market, terminate the ADS facility and terminate its U.S. reporting obligations.”

Item 9. Exhibits

The following exhibit is hereby added to the list of exhibits, immediately following Exhibit No. (a)(1)(AI) “Q&A in respect of Offeror’s intention to acquire the Company, dated June 20, 2018 (incorporated by reference to the current report under cover of the Form 6-K (Film No. 18909432) filed by the Company on June 20, 2018).”:

Exhibit No.	Description
(a)(1)(AJ)	Press Release issued by the Offeror and the Company on July 6, 2018, announcing the results of the Second Acceptance Period and the commencement of the Squeeze-Out Period and the Company’s intention to delist the ADSs from Nasdaq, terminate the ADS facility and terminate the Company’s U.S. reporting obligations (incorporated by reference to the current report under cover of the Form 6-K filed by the Company on July 6, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

TIGENIX

By:	/s/ Claudia D’Augusta
Name: Claudia D’Augusta
Title: General Manager

Dated: July 6, 2018

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